Exhibit 12.1

STATEMENT REGARDING COMPUTATION

OF RATIO OF EARNINGS TO FIXED CHARGES

MANPOWER INC.

(in millions)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Earnings before income taxes	$394.7	$369.5	$222.1	$188.0	$197.9
Fixed charges	153.4	153.2	125.0	116.5	107.4

	$548.1	$522.7	$347.1	$304.5	$305.3

Fixed charges:
Interest (expensed or capitalized)	$46.7	$45.4	$41.4	$42.4	$39.1
Estimated interest portion of rent expense	106.7	107.8	83.6	74.1	68.3

	$153.4	$153.2	$125.0	$116.5	$107.4

Ratio of earnings to fixed charges	3.6	3.4	2.8	2.6	2.8

Note:	The calculation of ratio of earnings to fixed charges set forth above is in accordance with Regulation S-K, Item 601(b)(12). This calculation is different than the fixed charge ratio that is required by our various borrowing facilities.